September 13, 2011

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Washington DC, 20549

Re:	Tower Park Marina Investors, L.P.
File No. 000-17672

Dear Mr. Gordon,

In response to your letter dated August 30, 2011, please note the following

1)

The disclosure of the Partnership term will be expanded as follows: “The term of our Partnership Agreement is until its dissolution and, in any event, not later than December 31, 2038. The General Partners expect to dissolve the Partnership once it fulfills its obligations under the terms of its lease with KOA, which commitment expires on March 27, 2017.” We will make this disclosure in all future filings.

2)	We confirm that the actual amount of the loan was $415,000. In future reports we will add a disclosure addressing the risk associated with these borrowings.

3)	In future filings, we will disclose the average annual rent for covered slips, open slips, and dry storage areas. In addition we will disclose our average occupancy in each of these areas.

4)	We will expand future Exchange Act reports to expand the introductory narrative of Item 7, the Management’s Discussion and Analysis section as requested.

5)

We will expand Item 12 to identify the person having the sole voting power over the shares held by Westrec Marina Management, Inc. (This is Michael M. Sachs, who is the sole shareholder of Westrec Marina Management, Inc.)

6)

Upon formation of the Partnership in 1989, and the initial filing with the SEC, forms of the various agreements were filed as Exhibits. The forms of the agreements are identical to the executed agreements.

7)

We will revise paragraph 4 in all future filings of the Exhibit 31.1 Certification to make reference to internal control over financial reporting. We will also replace the language in paragraph 4a in all future filings of the Exhibit 31.1 Certification with the following language “to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared”

8)	We will revise paragraph 4 for all future 10Q filings to make reference to internal control over financial reporting.

September 13, 2011

Mr. Daniel L. Gordon

We are proposing to incorporate your requested changes in future filings rather than filing amendments to the Form 10K for the fiscal year ended December 31, 2010 and the Form 10Q for the Quarters ended March 31, 2011 and June 30, 2011. We feel this is appropriate, as the Registrant’s shares do not trade and the Registrant has limited financial resources.

In addition, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey K. Ellis
Jeffrey K. Ellis Vice President, Chief Financial Officer Westrec Marina Management, Inc. 16633 Ventura Boulevard, Sixth Floor Encino, CA 91436 (818) 907-0400 ext. 243 jeffkellis@aol.com